

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Proxy Statement Pursuant to Section 14(a)of the Securities Exchange Act of 1934

SCHEDULE 14A

(Rule 14a-101)
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TIMBERLINE RESOURCES CORPORATION

(Exact Name of Registrant as Specified in its Charter)

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TIMBERLINE RESOURCES CORPORATION
101 East Lakeside Avenue
Coeur d'Alene, Idaho 83814

Notice of Annual Meeting of Stockholders

To all Stockholders of Timberline Resources Corporation:

You are invited to attend the 2009 Annual Meeting of Stockholders (the "*Annual Meeting*") of Timberline Resources Corporation (the "*Company*"). The Annual Meeting will be held at the Hampton Inn & Suites, 1500 W. Riverstone Dr., Coeur d'Alene, Idaho, 83814, on February 27, 2009 at 2:00PM Pacific standard time. The purposes of the meeting are:

1. The election of the nominees to the Company's Board of Directors to serve until the Company's 2010 Annual Meeting of Stockholders or until successors are duly elected and qualified; the following are nominees for election as Directors: Randal Hardy, John Swallow, Paul Dircksen, Vance Thornsberry, Eric Klepfer, Ron Guill and James Moore;

2. Ratification of the appointment of the Company's independent registered public accounting firm for the fiscal year of 2009;

3. Any other business that may properly come before the meeting.

The Board of Directors has fixed January 2, 2009, as the record date for the Annual Meeting. Only stockholders of the Company of record at the close of business on that date will be entitled to notice of, and to vote at, the Annual Meeting. A list of stockholders as of January 2, 2009, will be available at the Annual Meeting for inspection by any stockholder. Stockholders will need to register at the meeting to attend the meeting. If your shares are not registered in your name, you will need to bring proof of your ownership of those shares to the meeting in order to register to attend and vote. You should ask the broker, bank or other institution that holds your shares to provide you with either a copy of an account statement or a letter that shows your ownership of Company stock as of January 2, 2009. Please bring that documentation to the meeting.

IMPORTANT

Whether or not you expect to attend the Annual Meeting, please sign and return the enclosed proxy promptly. If you decide to attend the meeting, you may, if you wish, revoke the proxy and vote your shares in person.

By Order of the Board of Directors,

/s/ Craig Crowell
Craig Crowell
Timberline Resources Corporation
101 East Lakeside Avenue
Coeur d'Alene, Idaho 83814
January 12, 2009

TIMBERLINE RESOURCES CORPORATION
101 East Lakeside Avenue
Coeur d'Alene, Idaho 83814

Proxy Statement
for
Annual Meeting of Shareholders

To Be Held February 27, 2009, 2:00PM Pacific Standard Time

Hampton Inn & Suites

1500 W. Riverstone Dr., Coeur d'Alene, Idaho, 83814

Unless the context requires otherwise, references in this statement to "*Timberline Resources*," "*Timberline*," the "*Company*," "*we*," "*us*" or "*our*" refer to Timberline Resources Corporation.

The Annual Meeting of Stockholders of Timberline Resources (referred to as the "*Annual Meeting*") will be held on **February 27, 2009, at the Hampton Inn & Suites, 1500 W. Riverstone Dr., Coeur d'Alene, Idaho, 83814, at 2:00PM Pacific standard time**.

We are providing the enclosed proxy materials and form of proxy in connection with the solicitation by the Company's Board of Directors (referred to as the "*Board*") of proxies for this Annual Meeting. The Company anticipates that this Proxy Statement and the form of proxy will first be available to holders of the Company's stock (Timberline Resources common stock will be referred to as the "*Common Shares*") on or about **January 19, 2009**. A notice of the availability of this Proxy Statement and the form of proxy will first be mailed to holders of the Company's common stock on or about this date.

You are invited to attend the Annual Meeting at the above stated time and location. If you plan to attend and your shares are held in "street name" – in an account with a bank, broker, or other nominee – you must obtain a proxy issued in your name from such broker, bank or other nominee.

You can vote your shares by completing a proxy card online, completing and returning a proxy card provided to you by mail or e-mail or, if you hold shares in "street name," by completing the voting form provided by the broker, bank or other nominee.

A returned signed proxy card without an indication of how shares should be voted will be voted FOR the election of all Directors and FOR the ratification of the appointment of the Company's independent registered public accounting firm.

Our corporate bylaws define a quorum as a majority of the issued and outstanding voting stock present in person or by proxy. The Company's Articles of Incorporation do not allow cumulative voting for Directors. The nominees who receive the most votes will be elected. A majority of the voting power of the voting shares present, whether in person or by proxy, is required to ratify the appointment of the Company's independent registered public accounting firm.

QUESTIONS AND ANSWERS ABOUT PROXY MATERIALS AND VOTING

Why am I receiving this Proxy Statement and proxy card?

You are receiving this Proxy Statement and proxy card because you were a stockholder of record at the close of business on January 2, 2009 and are entitled to vote at the Annual Meeting. This Proxy Statement describes issues on which the Company would like you, as a stockholder, to vote. It provides information on these issues so that you can make an informed decision. You do not need to attend the Annual Meeting to vote your shares.

When you sign the proxy card you appoint Randal Hardy, President and Chief Executive Officer to the Company, and John Swallow, Executive Chairman to the Company, as your representatives at the Annual Meeting. As your representatives, they will vote your shares at the Annual Meeting (or any adjournments or postponements) as you have instructed them on your proxy card. With proxy voting, your shares will be voted whether or not you attend the Annual Meeting. Even if you plan to attend the Annual Meeting, it is a good idea to complete, sign and return your proxy card in advance of the Annual Meeting, just in case your plans change.

If an issue comes up for vote at the Annual Meeting (or any adjournments or postponements) that is not described in this Proxy Statement, your representatives will vote your shares, under your proxy, at their discretion, subject to any limitations imposed by law.

When is the record date?

The Board has fixed January 2, 2009, as the record date for the Annual Meeting. Only holders of Timberline Resources voting stock as of the close of business on that date will be entitled to vote at the Annual Meeting.

How many shares are outstanding?

As of January 2, 2009, the Company had 34,330,459 Common Shares issued and outstanding.

What am I voting on?

You are being asked to vote on the following:

1. The election of the nominees to the Company's Board of Directors to serve until the Company's 2010 Annual Meeting of Stockholders or until successors are duly elected and qualified; the following are nominees for election as Directors: Randal Hardy, John Swallow, Paul Dircksen, Vance Thornsberry, Eric Klepfer, Ron Guill and James Moore;

2. Ratification of the appointment of the Company's independent registered public accounting firm for the fiscal year of 2009;

3. Any other business that may properly come before the meeting.

How many votes do I get?

Each Common Share is entitled to one vote. No cumulative rights are authorized, and dissenters' rights are not applicable to any of the matters being voted upon.

The Board recommends a vote **FOR** each of the nominees to the Board, and **FOR** the ratification of the appointment of the Company's independent registered public accounting firm.

How do I vote?

You have several voting options. You may vote by:

· Completing your proxy card over the internet at the following website: http://vote.corporatestock.com;

- Downloading or requesting a proxy card (as detailed below), signing your proxy card and mailing it to the attention of: Craig Crowell, Corporate Secretary, at 101 E. Lakeside Avenue, Coeur d'Alene, ID 83814 ;

- Signing and faxing your proxy card to our Corporate Secretary for proxy voting at the number provided on the proxy card;

- Attending the Annual Meeting and voting in person.

If your shares are held in an account with a brokerage firm, bank, dealer, or other similar organization, then you are the beneficial owner of shares held in a "street name" and these proxy materials are being forwarded to you by that organization. The organization holding your account is considered the stockholder of record for purposes of voting at the Annual Meeting. As a beneficial owner, you have the right to direct your broker, bank or other nominee on how to vote the shares in your account. You are also invited to attend the Annual Meeting. However, since you are not the stockholder of record, you may not vote your shares in person at the Annual Meeting unless you request and obtain a valid proxy card from your broker, bank, or other nominee.

Can stockholders vote in person at the Annual Meeting?

The Company will pass out written ballots to anyone who wants to vote at the Annual Meeting. If you hold your shares through a brokerage account but do not have a physical share certificate, or the shares are registered in someone else's name, you must request a legal proxy from your stockbroker or the registered owner to vote at the meeting.

What if want a paper copy of these proxy materials?

Please send a written request to our offices at the address below, email us at proxy@timberline-resources.com or call us toll free at (866) 513-4859 to request a copy of the proxy materials.

Send requests to:

> Timberline Resources Corporation
> 101 East Lakeside Avenue
> Coeur d'Alene, Idaho 83814
>
> Attention: Craig Crowell
> Corporate Secretary

What if I change my mind after I return my proxy?

You may revoke your proxy and change your vote at any time before the polls close at the Annual Meeting. You may do this by:

- Signing another proxy with a later date and mailing it to the attention of: Craig Crowell, Inspector of Elections, at 101 E. Lakeside Avenue, Coeur d'Alene, ID 83814, so long as it is received prior to 2:00PM Pacific standard time on February 26, 2009; or

- Voting in person at the Annual Meeting.

Beneficial shareholders should refer to the instructions received from their stockbroker or the registered holder of the shares if they wish to change their vote.

How many votes do you need to hold the meeting?

To conduct the Annual Meeting, the Company must have a quorum, which means that a majority of the outstanding voting shares of the Company as of the record date must be present at the Annual Meeting. Based on 34,330,459 voting shares outstanding as of the record date of January 2, 2009, 17,165,230 shares must be present at the Annual Meeting, in person or by proxy, for there to be a quorum. Your shares will be counted as present at the Annual Meeting if you:

· Submit a properly executed proxy card (even if you do not provide voting instructions); or

· Attend the Annual Meeting and vote in person.

What if I abstain from voting?

Abstentions with respect to a proposal are counted for the purposes of establishing a quorum. Since the Company's By-laws state that matters presented at a meeting of the shareholders must be approved by the majority of the voting power of the voting shares present at the meeting, a properly executed proxy card marked *ABSTAIN* with respect to a proposal will have the same effect as voting *AGAINST* that proposal. However, as described below, election of directors is by a plurality of the votes cast at the meeting. A properly executed proxy card marked *WITHHELD* with respect to the election of directors will not be voted and will not count *FOR* any of the nominees for which the vote was withheld.

What effect does a broker non-vote have?

Brokers and other intermediaries, holding shares in street name for their customers, are generally required to vote the shares in the manner directed by their customers. If their customers do not give any direction, brokers may vote the shares on routine matters, such as the election of directors, but not on non-routine matters. The absence of a vote on a non-routine matter is referred to as a broker non-vote. Any shares represented at the Annual Meeting but not voted (whether by abstention, broker non-vote or otherwise) will have no impact in the election of directors, except to the extent that the failure to vote for an individual results in another individual receiving a larger proportion of votes cast for the election of directors. Any shares represented at the Annual Meeting but not voted (whether by abstention, broker non-vote or otherwise) with respect to the proposal to ratify the appointment of the independent registered public accountant will have the same effect as a vote against such proposal.

How many votes are needed to elect directors?

The nominees for election as directors at the Annual Meeting will be elected by a plurality of the votes cast at the meeting. The nominees with the most votes will be elected. A properly executed proxy card marked *WITHHELD* with respect to the election of directors will not be voted and will not count *FOR* or *AGAINST* any of the nominees for which the vote was withheld.

How many votes are needed to ratify the appointment of the independent registered public accountant?

The ratification of the appointment of the independent registered public accountant will be approved if a majority of the voting power of the voting shares present at the meeting votes FOR the proposal. A properly executed proxy card marked *ABSTAIN* with respect to this proposal will have the same effect as voting *AGAINST* this proposal.

Will my shares be voted if I do not sign and return my Proxy Card?

If your shares are held through a brokerage account, your brokerage firm, under certain circumstances, may vote your shares, otherwise your shares will not be voted at the meeting.

If your shares are registered in your name, and you do not complete your proxy card over the internet or sign and return your proxy card, your shares will not be voted at the meeting.

Where can I find the voting results of the meeting?

The Company will publish the final results in the Company's Quarterly Report on Form 10-Q for the next quarter subsequent to the Annual Meeting, which will be filed with the Securities and Exchange Commission (SEC). Within four (4) business days of the Annual Meeting, the Company will file a current report on Form 8-K if the shareholders elect new directors.

Who will pay for the costs of soliciting proxies?

The Company will bear the cost of soliciting proxies. In an effort to have as large a representation at the meeting as possible, the Company's directors, officers and employees may solicit proxies by telephone or in person in certain circumstances. These individuals will receive no additional compensation for their services other than their regular salaries. Additionally, the Company may hire a proxy solicitor to help reach the quorum requirement. The Company will pay a reasonable fee in relation to these services. Upon request, the Company will reimburse brokers, dealers, banks, voting trustees and their nominees who are holders of record of the Company's Common Shares on the record date for the reasonable expenses incurred for mailing copies of the proxy materials to the beneficial owners of such shares.

When are stockholder proposals due for the 2010 annual meeting of Stockholders?

In order to be considered for inclusion in next year's 2010 proxy statement, stockholder proposals must be submitted in writing to the Company's Secretary, Craig Crowell, at Timberline Resources Corporation, 101 East Lakeside Avenue, Coeur d'Alene, Idaho 83814, and received no later than September 15, 2009. Similarly, stockholder proposals not submitted for inclusion in the proxy statement and received after November 28, 2009 will be considered untimely pursuant to Rule 14a-5(e)(2) of the Securities and Exchange Act of 1934.

How can I obtain a copy of the 2008 Annual Report on Form 10-KSB?

The Company's 2008 Annual Report on Form 10-KSB, including financial statements, is available on the internet with this proxy statement at http://www.timberline-resources.com/main.php?page=119 but is also available through the SEC's website at http://www.sec.gov.

At the written request of any stockholder who owns Common Shares on the record date, the Company will provide to such stockholder, without charge, a paper copy of the Company's 2008 Annual Report on Form 10-KSB as filed with the SEC, including the financial statements, but not including exhibits.

If requested, the Company will provide copies of the exhibits for a reasonable fee.

Requests for additional paper copies of the 2008 Annual Report on Form 10-KSB should be mailed to:

> Timberline Resources Corporation
> 101 East Lakeside Avenue
> Coeur d'Alene, Idaho 83814
>
> Attention: Craig Crowell
> Corporate Secretary

PROPOSAL 1 — ELECTION OF DIRECTORS

GENERAL QUESTIONS

What is the current composition of the Board?

The Company's current bylaws require the Board to have three or more persons, and may be increased or decreased from time to time, exclusively by resolution approved by the affirmative vote of a majority of the Board. The current Board is composed of seven Directors.

Is the Board divided into classes? How long is the term?

No, the Board is not divided into classes. All directors serve one-year terms until their successors are elected and qualified at the next Annual Meeting.

Who is standing for election this year?

The Board of Directors has nominated the following seven, current Board Members for election at the 2009 Annual Meeting, to hold office until the 2010 Annual Meeting:

- John Swallow
- Randal Hardy
- Paul Dircksen
- Vance Thornsberry
- Eric Klepfer
- Ron Guill
- James Moore

What if a nominee is unable or unwilling to serve?

Should any one or more of these nominees become unable or unwilling to serve, which is not anticipated, the Board may designate substitute nominees, in which event the proxy representatives will vote proxies that otherwise would be voted for the named nominees for the election of such substitute nominee or nominees.

How are nominees elected?

Directors are elected by a plurality of the votes present in person or represented by proxy and entitled to vote at the meeting.

The Board recommends a vote FOR each of the nominees. All proxies executed and returned without an indication of how shares should be voted will be voted FOR the election of all nominees.

INFORMATION ON THE BOARD OF DIRECTORS, EXECUTIVE OFFICERS, AND KEY EMPLOYEES

The following table sets forth certain information with respect to our current Directors and executive officers. The term for each Director expires at our next Annual Meeting or until his or her successor is appointed and qualified. The ages of the Directors and officers are shown as of December 31, 2008.

Name	Current Office	Principal Occupation	Director/Officer Since	Age
John Swallow	Executive Chairman	Executive Chairman, Director to Timberline Resources	September 22, 2006	42
Randal Hardy	Chief Executive Officer; Chief Financial Officer; Director	Chief Executive Officer; Chief Financial Officer; Director to Timberline Resources	August 27, 2007	47
Paul Dircksen	Vice President, Exploration; Director	Vice President, Exploration; Director to Timberline Resources	September 22, 2006	63
Craig Crowell	Chief Accounting Officer	Chief Accounting Officer	September 5, 2008	37
Vance Thornsberry*	Director	Consulting geologist	September 22, 2006	63
Eric Klepfer*	Director	Principal of Klepfer Mining Services	September 22, 2006	51
Ron Guill*	Director	Founder, General Manager of Small Mine Development, LLC	November 9, 2007	60
James Moore*	Director	Chief Financial Officer to Mines Management, Inc.	January 1, 2008	63

* Indicates that the director is "independent" in accordance with Rules 121 and 803A of the NYSE Alternext US LLC Company Guide.

The following is a description of the business background of the Directors and executive officers of Timberline Resources Corporation.

Randal Hardy – Chief Executive Officer, Chief Financial Officer & Director

Mr. Hardy (47) was appointed as our Chief Executive Officer, Chief Financial Officer and to our board of directors in August 2007. Prior to his appointment by us, since September 2006, Mr. Hardy was the President of HuntMountain Resources, a publicly held U.S.-based junior exploration company. Prior to that, from August 2005, he was HuntMountain's Chief Financial Officer. Previously, from 1997 to 2005, he held positions as President and CEO of Sunshine Minting, Inc. a privately held, precious metal custom minting and manufacturing firm. Prior to his tenure at Sunshine Minting, Inc., Mr. Hardy has served as Treasurer of the NYSE-listed Sunshine Mining and Refining Company. Mr. Hardy has a Business Administration degree from Boise State University and has attained certifications as a Certified Management Accountant and a Certified Cash Manager. Mr. Hardy is currently a director of HuntMountain Resources.

John Swallow – Executive Chairman

Mr. Swallow (42) served as Timberline's CEO from January 2006 through August 2007 and is largely responsible for enacting the Company's current business plan. From 1994 to December 2005, Mr. Swallow founded and ran Coeur d'Alene Appraisals, Inc., a real estate appraisal firm. He was formerly the President of Sterling Mining Corporation in 1998 and served on its board of directors until November 2003. He brings wide-ranging experience from within the local mineral exploration industry as well as extensive knowledge of the junior equity markets. Mr. Swallow holds a B.S. in Finance from Arizona State University.

Paul Dircksen – Vice President, Exploration & Director

Mr. Dircksen (63) has over 35 years of experience in the mining and exploration industry, serving in executive, managerial, and technical roles at several companies. He has been a director since January 2005 and our Vice President of Exploration since May 1, 2006. Working in the United States and internationally, he has a strong technical background, serving as a team member on approximately nine gold discoveries, seven of which later became operating mines. From January 2005 to May 2006 he was self employed as a consulting geologist until joining Timberline Resources. Mr. Dircksen was the president of Brett Resources from January 2004 to December 2004, and prior to that, from January 2003 to December 2003, he was President of Bravo Venture Group, a junior exploration company. During 2002 he was self employed as an independent mineral geologist. Between 1987 and 2001, Mr. Dircksen was Senior Vice-President of Exploration for Orvana Minerals Corp. He holds an M.S. in Geology from the University of Nevada. Mr. Dircksen currently serves as a director of Bravo Venture Group and is employed on a full-time basis with Timberline Resources.

Craig Crowell – Chief Accounting Officer

Mr. Crowell (37) was appointed as our Chief Accounting Officer in September 2008. Prior to his appointment, since February 2008, Mr. Crowell was corporate controller of the Company. Prior to that, from January 2003, he was a supervising accountant at Potlatch Corporation. Previously, from 1998 to 2003, he served in several accounting roles with Nexen, Inc. a NYSE-listed international energy company. Prior to his tenure at Nexen, Inc., Mr. Crowell was employed by Price Waterhouse. Mr. Crowell has a Commerce degree from the University of Alberta and is a Certified Public Accountant (Illinois) and a Canadian Chartered Accountant (Alberta).

Eric Klepfer - Director

Mr. Klepfer (51) has over 23 years of experience in the mining industry, serving in environmental, engineering and management positions at Placer Dome, Newmont Mining, Coeur d'Alene Mines, and Mines Management. He has been a director since January 2004. Since November 2003, he has been the President of Klepfer Mining Services. In addition, from August 2004 to August 2007 he was the Vice President of Operations at Mines Management, Inc. From 1995 to November 2003, Mr. Klepfer was simultaneously the Director of Environmental Affairs for Coeur d'Alene Mines Corporation and the Vice President of Operations and Technical Services of its subsidiary Earthworks Technology, Inc. He holds B.S. degrees in Mining Engineering and Engineering Administration from Michigan Technological University.

Ron Guill - Director

Mr. Guill (60) is the founder, owner, and general manager of Small Mine Development ("*SMD*"), one of the largest underground mine contractors in the United States. He was appointed to the Board in November 2007. Mr. Guill founded and has been fully employed by SMD since 1982. SMD now has more than 300 full-time employees working at five mine sites, serving world-class clients such as Newmont Mining. He has served as a trustee for the Northwest Mining Association which recognized him, and SMD, with their 2006 Platinum Award for Corporate Excellence. He holds a degree in Mining Engineering from the Mackay School of Mines at the University of Nevada.

Vance Thornsberry - Director

Mr. Thornsberry (63) has been a director since January 2004 and is a Registered Professional Geologist with over 35 years of experience in the mining and exploration industry. Since December 2007, Mr. Thornsberry has worked as a consulting geologist, but has not been a consultant for Timberline at any time in the past three years. From January 2005 until December 2007, Mr. Thornsberry served as a consulting geologist and Vice-President of Exploration for TSX-listed Northland Resources. He also served as Vice President of Exploration for Timberline from January 2004 to May 2006. From 1997 through December 2004, Mr. Thornsberry consulted for a variety of exploration companies, including Golden Queen Mining Company, Beartooth Mining Company, Thunder Mountain LLC and Romarco Minerals. He held senior positions with Inspiration Development Company in the 1970s and 1980s, and has since worked as a consulting geologist for over fifteen mining companies worldwide. He holds a B.S. in Geology from the University of Missouri.

James Moore – Director

Mr. Moore (63) has been a director since January 2008, and since March 2004 has been Chief Financial Officer of Mines Management, Inc. Mr. Moore has over 30 years of senior level experience in financial management with the mining sector. Prior to joining Mines Management, from November 2002 to March 2004, Mr. Moore was an independent mining consultant for Idaho General Mining Inc. From September 1997 through August 2003 he was the Vice President of Business Development for RAHCO International, Inc., a heavy mining equipment designer and manufacturer in Spokane, Washington. Prior to that time Mr. Moore was employed by Barrick Gold Corporation in Santiago, Chile as Vice President and Chief Financial Officer for its Latin American division. Other experience includes service as Division Controller Mobil Oil, Energy Minerals Division, and Operations Controller for United Nuclear Corporation. Mr. Moore attended Stanford University and graduated from University of Utah with a B.S. in accounting.

Family Relationships

None of our Directors are related by blood, marriage, or adoption to any other Director, executive officer, or other key employees. To our knowledge, there is no arrangement or understanding between any of our officers and any other person, including Directors, pursuant to which the officer was selected to serve as an officer.

CORPORATE GOVERNANCE

Board of Directors Structure

The Company's current bylaws require the Board to have three or more persons, and may be increased or decreased from time to time, exclusively by resolution approved by the affirmative vote of a majority of the Board. The current Board is composed of seven Directors.

Director Independence

We have seven directors as of January 1, 2009, including four independent directors, as follows:

- Eric Klepfer
- Vance Thornsberry
- James Moore
- Ron Guill

An "independent" director is a director whom the Board of Directors has determined satisfies the requirements for independence under Rules 121 and 803A of the American Stock Exchange Company Guide.

Meetings of the Board and Board Member Attendance at Annual Meeting

During the fiscal year ending September 30, 2008, the Board held four (4) meetings of the Board. None of the incumbent Directors attended fewer than 75% of the board meetings. Going forward, we intend to hold Board meetings on a quarterly basis in compliance with the NYSE Alternext US LLC rules.

Board members are not required to attend the Annual Meeting. All seven members of the Board attended last year's Annual Meeting.

Communications to the Board

Shareholders who are interested in communicating directly with members of the Board, or the Board as a group, may do so by writing directly to the individual Board member c/o Corporate Secretary, Craig Crowell, at Timberline Resources Corporation, 101 East Lakeside Avenue, Coeur d'Alene, Idaho 83814. The Company's Secretary will forward communications directly to the appropriate Board member. If the correspondence is not addressed to the particular member, the communication will be forwarded to a Board member to bring to the attention of the Board. The Company's Secretary will review all communications before forwarding them to the appropriate Board member.

Board Committees

Our Board of Directors has established three board committees: an Audit Committee, a Compensation Committee, and a Corporate Governance and Nominating Committee.

The information below sets out the current members of each of Timberline Resources' board committees and the advisory board and summarizes the functions of each of the committees in accordance with their mandates.

Audit Committee and Audit Committee Financial Experts

We have a standing audit committee and audit committee charter, which complies with Rule 10A-3 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the requirements of the NYSE Alternext US LLC ("*NYSE Alternext*"). Our audit committee was established in accordance with section 3(a)(58)(A) of the Exchange Act. Our audit committee is comprised of three (3) directors all of whom, in the opinion of the Company's Board of Directors are independent (in accordance with Rule 10A-3 of the Exchange Act and the requirements of the NYSE Alternext): Eric Klepfer, Vance Thornsberry and James Moore. James Moore satisfies the requirement of a "financial expert" as defined under Item 401(e) of Regulation S-B.

Our audit committee meets with our management and our external auditors to review matters affecting financial reporting, the system of internal accounting and financial controls and procedures and the audit procedures and audit plans. Our audit committee reviews our significant financial risks, is involved in the appointment of senior financial executives and annually reviews our insurance coverage and any off-balance sheet transactions.

Our audit committee monitors our audit and the preparation of financial statements and all financial disclosure contained in our SEC filings. Our audit committee appoints our external auditors, monitors their qualifications and independence and determines the appropriate level of their remuneration. The external auditors report directly to the audit committee. Our audit committee has the authority to terminate our external auditors' engagement and approve in advance any services to be provided by the external auditors that are not related to the audit.

During the fiscal year ended September 30, 2008, the Audit Committee met two (2) times. A copy of the Audit Committee charter is available on our website at www.timberline-resources.com.

Audit Committee Report

The Company's Audit Committee oversees the Company's financial reporting process on behalf of the Board. The Committee has three (3) members, each of whom is "independent" as determined under Rule 10A-3 of the Exchange Act and the rules of the NYSE Alternext. The Committee operates under a written charter adopted by the Board.

The Committee assists the Board by overseeing the (1) integrity of the Company's financial reporting and internal control, (2) independence and performance of the Company's independent auditors, (3) and provides an avenue of communication between management, the independent auditors and the Board.

In the course of providing its oversight responsibilities regarding the 2008 financial statements, the Committee reviewed the 2008 audited financial statements, which appear in the 2008 Annual Report to Shareholders, with management and the Company's independent auditors. The Committee reviewed accounting principles, practices, and judgments as well as the adequacy and clarity of the notes to the financial statements.

The Committee reviewed the independence and performance of the independent auditors who are responsible for expressing an opinion on the conformity of those audited financial statements with accounting principles generally accepted in the United States, and such other matters as required to be communicated by the independent auditors in accordance with Statement of Auditing Standards 61, as superseded by Statement of Auditing Standard 114 – the Auditor's Communication With Those Charged With Governance, as modified or supplemented.

The Committee meets with the independent auditors to discuss their audit plans, scope and timing on a regular basis, with or without management present. The Committee has received the written disclosures and the letter from the independent auditors required by applicable requirements of the Public Company Accounting Oversight Board for independent auditor communications with Audit Committees concerning independence, as may be modified or supplemented.

In reliance on the reviews and discussions referred to above, the Committee recommended to the Board, and the Board has approved, that the audited financial statements be included in the Annual Report to the Securities and Exchange Commission on Form 10-KSB for the year ended September 30, 2008. The Committee and the Board have also recommended the selection of DeCoria, Maichel and Teague P.S. as independent auditors for the Company for the fiscal year 2009.

Submitted by the Audit Committee Members

- Eric Klepfer
- Vance Thornsberry
- James Moore

Compensation Committee

We have a Compensation Committee comprised of three (3) directors all of whom, in the opinion of the Company's Board of Directors, are independent (under Rules 121 and 803A of the NYSE Alternext Company Guide): Eric Klepfer, Vance Thornsberry and Ron Guill. We have a Compensation Committee charter that complies with the requirements of the NYSE Alternext. Our Compensation Committee is responsible for considering and authorizing terms of employment and compensation of executive officers and providing advice on compensation structures in the various jurisdictions in which we operate. Our Chief Executive Officer may not be present during the voting determination or deliberations of his or her compensation, however, our Compensation Committee does consult with our Chief Executive Officer in determining and recommending the compensation of directors and other executive officers.

In addition, our Compensation Committee reviews both our overall salary objectives and significant modifications made to employee benefit plans, including those applicable to executive officers, and proposes awards of stock options.

The Compensation Committee does not and can not delegate its authority to determine director and executive officer compensation.

During the fiscal year ended September 30, 2008, the Compensation Committee met one (1) time. A copy of the Compensation Committee charter is available on our website at www.timberline-resources.com.

Corporate Governance and Nominating Committee

We have a Corporate Governance and Nominating Committee composed of 3 directors all of whom, in the opinion of the Company's Board of Directors, are independent (under Rules 121 and 803A of the NYSE Alternext Company Guide): Eric Klepfer, Ron Guill and James Moore. We have a Nominating Committee charter that complies with the requirements of the NYSE Alternext. We intend to increase our Board to include an additional independent director, but we have not yet identified a person to fill this position.

Our Corporate Governance Committee is responsible for developing our approach to corporate governance issues. The Committee evaluates the qualifications of potential candidates for director and recommends to the Board nominees for election at the next annual meeting or any special meeting of stockholders, and any person to be considered to fill a Board vacancy resulting from death, disability, removal, resignation or an increase in Board size. The Committee has adopted a Director Nominating Process and Policy which sets forth the criteria the Board will assess in connection with the consideration of a candidate, including the candidate's integrity, reputation, judgment, knowledge, independence, experience, accomplishments, commitment and skills, all in the context of an assessment of the perceived needs of the Board at that time. A copy of the Director Nominating Process and Policy is available on our website at www.timberline-resources.com.

The Committee will consider recommendations for director nominees made by shareholders and others if these individuals meet the criteria set forth in the Director Nominating Process and Policy. For consideration by the Committee, the nominating shareholder or other person must provide the Corporate Secretary's Office with information about the nominee, including the detailed background of the suggested candidate that will demonstrate how the individual meets the Company's director nomination criteria. If a candidate proposed by a shareholder meets the criteria, the individual will be considered on the same basis as other candidates. No shareholder or shareholders holding 5% or more of the Company's outstanding stock, either individually or in aggregate, recommended a nominee for election to the Board.

All of the nominees included on the proxy card accompanying this proxy statement were nominated by the Corporate Governance and Nominating Committee and were recommended by the Company's current Board.

During the fiscal year ended September 30, 2008, the Corporate Governance and Nominating Committee met one (1) time. A copy of the Corporate Governance and Nominating Committee charter is available on our website at www.timberline-resources.com.

EXECUTIVE COMPENSATION

The following summary compensation tables set forth information concerning the annual and long-term compensation for services in all capacities to the Company for the year ended September 30, 2008 of those persons who were, at September 30, 2008 (i) the chief executive officer (Randal Hardy) and (ii) the other most highly compensated executive officers of the Company, whose annual base salary and bonus compensation was in excess of $100,000 (John Swallow – Executive Chairman, Paul Dircksen—Vice President of Timberline, Craig Crowell---Chief Accounting Officer):

SUMMARY COMPENSATION TABLE

Name and principal position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards Vested ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Randal Hardy, Chief Executive Officer and Chief Financial Officer	2008	162,000	50,000[9]	0	347,379[1]	0	0	3,835[6]	563,214
	2007	13,500	37,000[7]	0	0	0	0	0	50,500
John Swallow, Executive Chairman, Former CEO	2008	162,000	50,000[9]	0	483,073[2]	0	0	3,835[6]	698,908
	2007	144,750	0	0	0	0	0	0	144,750
Paul Dircksen, Vice President	2008	162,000	0	0	193,794[3]	0	0	2,775[6]	355,794
	2007	162,000	0	0	130,000[8]	0	0	0	292,000
Craig Crowell, Chief Accounting Officer	2008	58,173	0	0	11,000[4]	0	0	5,986[5]	75,159
	2007	0	0	0	0	0	0	0	0

(1) 216,667 stock options vested, with exercise prices ranging from $2.48 to $3.70 per share. The valuation of the option award is calculated using the Black-Scholes method in accordance with FAS 123(R). Vesting dates for the option awards range from October 2007 through August 2008. None of the vested options, valued for accounting purposes at $347,379, were exercised or sold and no benefit or gain was recognized by Mr. Hardy thereon.

(2) 333,334 stock options vested, with exercise prices ranging from $2.48 to $3.40 per share. The valuation of the option award is calculated using the Black-Scholes method in accordance with FAS 123(R). Vesting dates for the option awards range from October 2007 through August 2008. None of the vested options, valued for accounting purposes at $483,073, were exercised or sold and no benefit or gain was recognized by Mr. Swallow thereon.

(3) 250,001 stock options vested, with exercise prices ranging from $0.75 to $3.40 per share. The valuation of the option award is calculated using the Black-Scholes method in accordance with FAS 123(R). Vesting dates for the option awards range from October 2007 through September 2008. None of the vested options, valued for accounting purposes at $193,794, were exercised or sold and no benefit or gain was recognized by Mr. Dircksen thereon.

(4) 10,000 stock options vested in August 2008, with an exercise price of $3.20 per share. The valuation of the option award is calculated using the Black-Scholes method in accordance with FAS 123(R). None of the vested options, valued for accounting purposes at $11,000, were exercised or sold and no benefit or gain was recognized by Mr. Crowell thereon.

(5) Reimbursement of moving expenses incurred.

(6) Employee portion of health insurance benefits paid by the Company on the employee's behalf.

(7) A signing bonus of 10,000 shares of common stock awarded on August 27, 2007 with a fair value of $3.70 per share. The fair value of stock awarded was determined using the closing market value of the Company's common shares on the award date.

(8) 250,001 stock options vested. The valuation of the option award is calculated using the Black-Scholes method in accordance with FAS 123(R). Vesting dates for the option awards range from March 2007 through September 2007.

(9) Bonus received in November 2007 for prior performance.

Executive Compensation Agreements and Summary of Executive Compensation

Report on Executive Compensation

During the year ended September 30, 2008, the Company's Board and the Company's Compensation Committee, once appointed, was responsible for establishing a compensation policy and administering the compensation programs of our executive officers.

The amount of compensation paid by the Company to each of our officers and the terms of those persons' employment is determined by the Compensation Committee. The Compensation Committee evaluates past performance and considers future incentive and retention in considering the appropriate compensation for the Company's officers. The Company believes that the compensation paid to the Company's directors and officers is fair to the Company.

Our Compensation Committee believes that the use of direct stock awards is at times appropriate for employees, and in the future intends to use direct stock awards to reward outstanding service or to attract and retain individuals with exceptional talent and credentials. The use of stock options and other awards is intended to strengthen the alignment of interests of executive officers and other key employees with those of our stockholders. In this regard, on October 24, 2007, our Compensation Committee and the Board of Directors authorized the issuance of 1,230,000 stock option awards. Pursuant to his employment agreement, Mr. John Swallow was awarded 500,000 options. In addition, the following stock option issuances were made in the normal course of business: 100,000 options to Mr. John Swallow; 300,000 options to Mr. Randal Hardy; 100,000 to Mr. Dircksen; and 50,000 options each to our directors Eric Klepfer, Ron Guill and Vance Thornsberry. An additional 80,000 options were granted to non-executive employees at this time. All options issued are exercisable at $3.40 until October 24, 2012, and are subject to different vesting schedules, with all options vesting by two years from the date they were granted.

On August 22, 2008, our Compensation Committee and the Board of Directors authorized the issuance of 700,000 stock option awards. The following stock option issuances were made in the normal course of business: 100,000 options each to Mr. John Swallow, Mr. Randal Hardy and Mr. Paul Dircksen; and 100,000 options each to our directors Eric Klepfer, Ron Guill, Jim Moore, and Vance Thornsberry. All options issued are exercisable at $2.48 until August 22, 2013, with all options vesting by two years from the date they were granted.

Executive Compensation Agreements-

Swallow Employment Agreement

As of May 1, 2006, John Swallow, entered into a three year employment agreement. Pursuant to the terms of this agreement, he agreed to function as and perform the customary duties of Chief Executive Officer and Chairman of the Company's Board of Directors. His original compensation under the employment agreement was $90,000, but was later increased to $162,000 in 2007 to match the salaries of Paul Dircksen, Doug Kettle and David Deeds. In addition to this annual salary, his compensation includes fringe benefits including payment of medical and dental insurance coverage premiums of up to $12,000 per year. The agreement permits the issuance of a signing bonus of our common stock, automobile benefits (encompassing a Company truck), performance benefits and incentives. The agreement permits the issuance of stock options per the terms of the 2005 Stock Incentive Plan with an exercise price of $0.75 per share, but such options were not issued in conjunction with the signing of this agreement. In October 2007, Mr. Swallow was granted 500,000 stock options with an exercise price of $3.40, a term of five years, with one half vesting immediately and the remainder vesting in one year. In the event of a change of control, if Mr. Swallow's employment is terminated by the Company without Manifest Cause or by Mr. Swallow for Good Reason, he will be entitled to receive a lump sum payment equaling three (3) times his annual base salary and the continuation of medical and dental insurance benefits as the Company is then obligated to pay. Good Reason is defined in the Swallow employment agreement to mean a reduction in his compensation, title or level of responsibility, a forced relocation or other change to the terms of his employment, or a change of control of the Company. Manifest cause is defined as a felony conviction, a gross and willful failure to perform his duties, or dishonest conduct which is intentional and materially injurious to the Company. Under the agreement, Mr. Swallow is permitted to engage in other business activities. Mr. Hardy succeeded Mr. Swallow as Chief Executive Officer on August 27, 2007.

Hardy Employment Agreement

In connection with his appointment, Mr. Hardy entered into an employment agreement with us, effective August 27, 2007. A brief description of the material terms of this agreement are as follows: the term is three years, with a provision for mutually agreed upon annual renewals thereafter. It can be terminated by us for cause (without notice), without cause (with three months' notice) or upon a takeover, acquisition or change in control. Mr. Hardy is to act as both Chief Executive and Financial Officer until such time as a new Chief Financial Officer is appointed. Thereafter, he will remain as Chief Executive Officer during the term of his employment. His compensation includes: an annual salary of $162,000, payment or reimbursement of up to $12,000 per year of premiums for health insurance coverage for him and his family, and reimbursement of Mr. Hardy's personal automobile related expenses. In addition to salary and fringe benefits, Mr. Hardy shall be entitled to receive performance bonuses and other incentive compensation as authorized by the Board of Directors. Per the agreement, Mr. Hardy was granted 10,000 shares of our restricted common stock as a "signing bonus", and incentive stock options to purchase 200,000 shares of our restricted common stock (at the closing stock price on the effective date of the agreement, August 27, 2007) pursuant to our Amended 2005 Stock Incentive Plan. In the event of a change of control, if Mr. Hardy's employment is terminated by the Company without Manifest Cause or by Mr. Hardy for Good Reason, he will be entitled to receive a lump sum payment equaling three (3) times his annual base salary and the continuation of medical and dental insurance benefits as the Company is then obligated to pay. Good Reason is defined in the Hardy employment agreement to mean a reduction in his compensation, title or level of responsibility, a forced relocation or other change to the terms of his employment, or a change of control of the Company. Manifest cause is defined as a felony conviction, a gross and willful failure to perform his duties, or dishonest conduct which is intentional and materially injurious to the Company.

Dircksen Employment Agreement

Mr. Dircksen entered into a three year employment with us, effective May 1, 2006, to become our Vice President of Exploration. Pursuant to the terms of this agreement, he will function as and perform the customary duties of Vice President of Exploration and a member of the Company's Board. His compensation includes an annual salary of $162,000, fringe benefits including payment of medical and dental insurance coverage premiums of up to $12,000 per year, automobile benefits (encompassing a Company truck) and performance benefits and incentives. Regarding the performance benefits and incentives, the agreement called for the issuance of 50,000 shares of our common stock as a signing bonus, and the issuance of 500,000 incentive stock options with an exercise price of $.75 per share. These signing bonus shares and the incentive stock options were issued pursuant to this agreement. In the event of a change of control, if Mr. Dircksen's employment is terminated by the Company without Manifest Cause or by Mr. Dircksen for Good Reason, he will be entitled to receive a lump sum payment equaling three (3) times his annual base salary and the continuation of medical and dental insurance benefits as the Company is then obligated to pay. Mr. Dircksen is permitted to engage in other business activities. Good Reason is defined in the Dircksen employment agreement to mean a reduction in his compensation, title or level of responsibility, a forced relocation or other change to the terms of his employment, or a change of control of the Company. Manifest cause is defined as a felony conviction, a gross and willful failure to perform his duties, or dishonest conduct which is intentional and materially injurious to the Company.

The Company issued the 50,000 shares due as a signing bonus on June 21, 2006 and the 500,000 incentive stock options on March 15, 2006.

Prior to May 1, 2006, Mr. Dircksen had a consulting arrangement with us to provide services related to geologic evaluation and marketing of the Company's mineral properties. Under this arrangement, he received payment of $400 per day or $50 per hour.

Outstanding Equity Awards At Fiscal Year-End

The following table sets forth the stock options granted to our named executive officers as of September 30, 2008. No stock appreciation rights were awarded.

	Option Awards					Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock that have not Vested (#)	Market Value of Shares or Units of Stock that have not Vested ($)	Equity Incentive Plan Awards: Number of Securities Unearned Shares, Units or Other Rights That have not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights that Have not Vested ($)
John Swallow[1]	283,334	316,666	0	$3.40	10/24/2012				
	50,000	50,000	0	$2.48	8/22/2013	0	$0.00	0	$0.00
Randal Hardy[2]	66,667	133,333	0	$3.70	8/27/2012				
	100,000	200,000	0	$3.40	10/24/2012				
	50,000	50,000	0	$2.48	8/22/2013	0	$0.00	0	$0.00
Paul Dircksen[3]	250,001	83,332	0	$0.75	3/14/2011				
	33,333	66,667	0	$3.40	10/24/2012				
	50,000	50,000	0	$2.48	8/22/2013	0	$0.00	0	$0.00
Craig Crowell[4]	10,000	20,000	0	$3.20	2/25/2013				
	0	50,000	0	$2.05	9/3/2013	0	$0.00	0	$0.00

(1) 283,333 of John Swallow's unexercisable $3.40 options vest on 10/24/2008, with the remainder vesting on 10/24/2009. The remaining 50,000 unexercisable $2.48 options vest in equal increments annually, with vesting dates ranging from August 2009 through August 2010.

(2) Randal Hardy's unexercisable $3.70 and $3.40 options vest at a rate of 33% annually, with vesting dates ranging from August 2009 through August 2010. The remaining 50,000 unexercisable $2.48 options vest in equal increments annually, with vesting dates ranging from August 2009 through August 2010.

(3) Paul Dircksen's unexercisable $0.75 options vest in equal increments on a quarterly basis, with vesting dates ranging from December 2008 through March 2009. The remaining unexercisable $3.40 options vest at a rate of 33% annually, with vesting dates ranging from August 2009 through August 2010. The remaining 50,000 unexercisable $2.48 options vest in equal increments annually, with vesting dates ranging from August 2009 through August 2010.

(4) Craig Crowell's unexercisable $3.20 options vest at a rate of 50% annually, with vesting dates ranging from February 2009 through February 2010. The remaining 50,000 unexercisable $2.48 options have vesting dates ranging from September 2009 through September 2010.

Retirement, Resignation or Termination Plans

We sponsor no plan, whether written or verbal, that would provide compensation or benefits of any type to an executive upon retirement, or any plan that would provide payment for retirement, resignation, or termination as a result of a change in control of our Company or as a result of a change in the responsibilities of an executive following a change in control of our Company. Specific executive employment agreements described above do, however, provide that in the event of a change of control, if the executive's employment is terminated by the Company without Manifest Cause or by the executive for Good Reason, as such terms are defined in their respective employment agreements, the executive will be entitled to receive a lump sum payment equaling three (3) times his annual base salary and the continuation of medical and dental insurance benefits as the Company is then obligated to pay.

Timberline Drilling, our wholly owned subsidiary, does maintain a Supplemental Executive Retirement Plan (SERP), which is funded by insurance and covers several of its executive officers, including Paul Dircksen, Douglas Kettle and David Deeds. As of May 15, 2008, Mr. Kettle and Mr. Deeds resigned and their SERPs were discontinued.

The Supplemental Income Agreement ("Agreement" for purposes of this paragraph) between Kettle Drilling, Inc. and Paul Dircksen provides for the payment of deferred compensation to Mr. Dircksen upon his death, Disability, Retirement or Early Retirement, or upon a Change in Control as defined in Regulations issued by the Internal Revenue Service under IRC Section 409A. If Mr. Dircksen remains actively and continuously employed on a full time basis until his Retirement (defined as his voluntary termination of employment on or after attaining age 65) or his death, Mr. Dircksen will be paid $100,000 pursuant to the Agreement. If Mr. Dircksen remains actively and continuously employed on a full time basis until his Early Retirement (defined as his voluntary termination of employment after attaining age 60 and before attaining age 65) or his Disability (as defined in the Agreement) he will be paid each year for ten years an amount equal to 5% of the cash surrender value of the life insurance policy funding the Agreement (the "Policy'). Upon a Change in Control, the Policy will be distributed to Mr. Dircksen and the Agreement will be terminated, with no further obligations on the part of the Company.

DIRECTOR COMPENSATION

The following table sets forth the stock options granted to our directors during the fiscal year ended September 30, 2008. Compensation to directors that are also executive officers is detailed above and is not included on this table.

Name	Fees Earned or Paid in Cash ($)($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Non-Qualified Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Vance Thornsberry	0	0	82,063[1]	0	0	0	82,063
Ron Guill	0	0	82,063[1]	0	0	0	82,063
Jim Moore	0	0	57,000[2]	0	0	0	57,000
Eric Klepfer	0	0	82,063[1]	0	0	0	82,063

(1)   A vested option to purchase 16,667 shares was granted to this director on October. 24, 2007 with an exercise price of $3.40 per share and an expiration date of October 24, 2012. A vested option to purchase 50,000 shares was granted to this director on August 22, 2008 with an exercise price of $2.48 per share and an expiration date of August 22, 2013. None of the vested options, valued for accounting purposes at $82,063, were exercised or sold and no benefit or gain was recognized by Mr. Thornsberry, Mr. Guill or Mr. Klepfer thereon.

(2)   A vested option to purchase 50,000 shares was granted to this director on August 22, 2008 with an exercise price of $2.48 per share and an expiration date of August 22, 2013. None of the vested options, valued for accounting purposes at $57,000, were exercised or sold and no benefit or gain was recognized by Mr. Moore thereon.

Compensation of Directors

Directors receive no monetary compensation for their work for the Company. Directors are granted non-qualified stock options as compensation.

OTHER GOVERNANCE MATTERS

Code of Business and Ethical Conduct

We have adopted a corporate Code of Business and Ethical Conduct administered by our Chief Executive Officer, Randal Hardy. We believe our Code of Business and Ethical Conduct is reasonably designed to deter wrongdoing and promote honest and ethical conduct, to provide full, fair, accurate, timely and understandable disclosure in public reports, to comply with applicable laws, to ensure prompt internal reporting of code violations, and to provide accountability for adherence to the code. Our Code of Business and Ethical Conduct provides written standards that are reasonably designed to deter wrongdoing and to promote:

   ·   Honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;
   ·   Full, fair, accurate, timely and understandable disclosure in reports and documents that are filed with, or submitted to, the Commission and in other public communications made by an issuer;
   ·   Compliance with applicable governmental laws, rules and regulations; and
   ·   The prompt internal reporting of violations of the code to an appropriate person or persons identified in the code; and
   ·   Accountability for adherence to the code.

Our Code of Business and Ethical Conduct is available on our web site at www.timberline-resources.com. A copy of the Code of Business and Ethical Conduct will be provided to any person without charge upon written request to the Company at its executive offices: Timberline Resources Corporation, 101 East Lakeside Avenue, Coeur d'Alene, Idaho 83814. We intend to disclose any waiver from a provision of our code of ethics that applies to any of our principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions that relates to any element of our code of ethics on our website. No waivers were granted from the requirements of our Code of Business and Ethical Conduct during the year ended September 30, 2008, or during the subsequent period from October 1, 2008 through the date of this proxy statement.

Compensation Interlocks and Insider Participation

There were no compensation committee or board interlocks among the members of our Board.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company's officers, directors, and persons who beneficially own more than 10% of the Company's common stock ("10% Stockholders"), to file reports of ownership and changes in ownership with the Securities and Exchange Commission ("SEC"). Such officers, directors and 10% Stockholders are also required by SEC rules to furnish us with copies of all Section 16(a) forms that they file.

Based solely on our review of the copies of such forms received by us, or written representations from certain reporting persons, we believe that during fiscal year ended September 30, 2008, all filing requirements applicable to its officers, directors and greater than 10% percent beneficial owners were complied with, except for the following:

NAME & NATURE OF AFFILIATION	LATE REPORTS	REPORTS NOT FILED
Randal Hardy, Chief Executive Officer; Chief Financial Officer; Director	Form 4 (three)	N/A
John Swallow, Executive Chairman	Form 4 (three)	N/A
Paul Dircksen, Vice President, Exploration; Director	Form 4 (two)	N/A
Vance Thornsberry, Director	Form 4 (two)	N/A
Eric Klepfer, Director	Form 4 (two)	N/A
Jim Moore, Director	Form 4 (one) Form 3 (one)	N/A
Ron Guill, Director	Form 4 (two) Form 3 (one)	N/A

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The following tables set forth information as of January 2, 2009, regarding the ownership of our common stock by:

· each named executive officer, each director and all of our directors and executive officers as a group; and
· each person who is known by us to own more than 5% of our shares of common stock

The number of shares beneficially owned and the percentage of shares beneficially owned are based on 34,330,459 shares of common stock outstanding as of January 2, 2009.

Beneficial ownership is determined in accordance with the rules and regulations of the Securities and Exchange Commission. Shares subject to options that are exercisable within 60 days following January 2, 2009 are deemed to be outstanding and beneficially owned by the optionee for the purpose of computing share and percentage ownership of that optionee but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. Except as indicated in the footnotes to this table, and as affected by applicable community property laws, all persons listed have sole voting and investment power for all shares shown as beneficially owned by them.

DIRECTORS AND EXECUTIVE OFFICERS

Name and Address of Beneficial Owner	Number of Shares of Common Stock/Common Shares Underlying Options or Warrants Beneficially Owned	Percentage of Common Shares**
Randal Hardy(b)(1) Chief Executive Officer; Chief Financial Officer; Director	55,000 / 464,167	1.49%
John Swallow(b)(2) Executive Chairman	3,141,349 / 761,667	11.12%
Paul Dircksen(b)(3) Vice President, Exploration; Director	505,691 /720,001	3.50%
Craig Crowell (4) Chief Accounting Officer	1,000/53,334	*
Vance Thornsberry(a)(5) Director	100,000 / 183,334	*
Eric Klepfer(a)(6) Director	59,009 / 150,002	*
Ron Guill (a)(7) Director	5,556,556 / 133,334	16.51%
James Moore (a)(8) Director	1,000/100,000	*
Total Directors and Executive Officers as a group (8 persons)	9,419,605 / 2,565,839	32.48%

5% Stockholders		
Praetorian Capital Management LLC (9) 119 Washington Ave., Ste 600 Miami Beach, FL 33139	2,317,020 /79,607	6.96%

*   less than 1%.

**   The percentages listed for each shareholder are based on 34,330,459 shares outstanding as of January 2, 2009 and assume the exercise by that shareholder only of his entire option or warrant, exercisable within 60 days of January 2, 2009.

(a)   Director only

(b)   Officer and Director

(1)   A vested option to purchase 200,000 shares was granted to this shareholder on Oct. 24, 2007 with an exercise price of $3.40 per share and an expiration date of October 24, 2012. This shareholder purchased 5,000 units in the Company's private placement on October 11, 2007 consisting of 5,000 shares of common stock and 2,500 warrants. Each warrant grants the holder the right to purchase an additional share at $3.50 per share until October 11, 2009. A vested option to purchase 66,667 shares was granted to this shareholder on Aug. 27, 2007 with an exercise price of $3.70 per share and an expiration date of August 27, 2012. A vested option to purchase 50,000 shares was granted to this shareholder on Aug. 22, 2008 with an exercise price of $2.48 per share and an expiration date of August 22, 2013. A vested option to purchase 145,000 shares was granted to this shareholder on Dec. 19, 2008 with an exercise price of $0.33 per share and an expiration date of December 19, 2013.

(2)   2,733,849 of the shares are held in the name of Cougar Valley LLC, an entity controlled by Mr. Swallow, our Executive Chairman of the Board of Directors, 387,500 are held in the name of J. Swallow Roth IRA and 20,000 shares are held in the Roth IRA of Mr.Swallow's spouse. 62,500 warrants granting the right, but not the obligation, to purchase 62,500 shares were issued to J. Swallow Roth IRA on March 13, 2006 with an exercise price of $1.00 per share. The warrants were exercised on January 30, 2008. A vested option to purchase 566,667 shares was granted to this shareholder on Oct. 24, 2007 with an exercise price of $3.40 per share and an expiration date of October 24, 2012. A vested option to purchase 50,000 shares was granted to this shareholder on Aug. 22, 2008 with an exercise price of $2.48 per share and an expiration date of August 22, 2013. A vested option to purchase 145,000 shares was granted to this shareholder on Dec. 19, 2008 with an exercise price of $0.33 per share and an expiration date of December 19, 2013.

(3)   A vested option to purchase 458,334 shares at $.75 per share was granted to this shareholder on May 1, 2006 which expire on May 1, 2011. A vested option to purchase 66,667 shares was granted to this shareholder on Oct. 24, 2007 with an exercise price of $3.40 per share and an expiration date of October 24, 2012. A vested option to purchase 50,000 shares was granted to this shareholder on Aug. 22, 2008 with an exercise price of $2.48 per share and an expiration date of August 22, 2013. A vested option to purchase 145,000 shares was granted to this shareholder on Dec. 19, 2008 with an exercise price of $0.33 per share and an expiration date of December 19, 2013.

(4)   A vested option to purchase 20,000 shares was granted to this shareholder on February 25, 2008 with an exercise price of $3.20 per share and an expiration date of February 25, 2013. A vested option to purchase 33,334 shares was granted to this shareholder on Dec. 19, 2008 with an exercise price of $0.33 per share and an expiration date of December 19, 2013.

(5)   An option to purchase 50,000 shares was granted to this shareholder on February 7, 2005 with an exercise price of $0.56 per share and an expiration date of February 7, 2010. A vested option to purchase 33,334 shares was granted to this shareholder on Oct. 24, 2007 with an exercise price of $3.40 per share and an expiration date of October 24, 2012. A vested option to purchase 50,000 shares was granted to this shareholder on Aug. 22, 2008 with an exercise price of $2.48 per share and an expiration date of August 22, 2013. A vested option to purchase 50,000 shares was granted to this shareholder on Dec. 19, 2008 with an exercise price of $0.33 per share and an expiration date of December 19, 2013.

(6)   A vested option to purchase 16,668 shares was granted to this shareholder on August 15, 2006 with an exercise price of $0.75 per share and an expiration date of August 14, 2011. A vested option to purchase 33,334 shares was granted to this shareholder on Oct. 24, 2007 with an exercise price of $3.40 per share and an expiration date of October 24, 2012. A vested option to purchase 50,000 shares was granted to this shareholder on Aug. 22, 2008 with an exercise price of $2.48 per share and an expiration date of August 22, 2013. A vested option to purchase 50,000 shares was granted to this shareholder on Dec. 19, 2008 with an exercise price of $0.33 per share and an expiration date of December 19, 2013.

(7)   A vested option to purchase 33,334 shares of common stock was granted to this shareholder on October 24, 2007 with an exercise price of $3.40 per share and an expiration date of October 24, 2012. A vested option to purchase 50,000 shares was granted to this shareholder on Aug. 22, 2008 with an exercise price of $2.48 per share and an expiration date of August 22, 2013. A vested option to purchase 50,000 shares was granted to this shareholder on Dec. 19, 2008 with an exercise price of $0.33 per share and an expiration date of December 19, 2013.

(8)   A vested option to purchase 50,000 shares was granted to this shareholder on Aug. 22, 2008 with an exercise price of $2.48 per share and an expiration date of August 22, 2013. A vested option to purchase 50,000 shares was granted to this shareholder on Dec. 19, 2008 with an exercise price of $0.33 per share and an expiration date of December 19, 2013.

(9)   This shareholder purchased 3,350,000 units in the Company's private placement on November 21, 2006 consisting of 3,350,000 shares of common stock and 1,675,000 warrants. Each warrant grants the holder the right to purchase an additional share of stock at $1.00 per share. 1,150,000 warrants have been exercised and the 525,000 remaining warrants expired on December 31, 2008. This shareholder also purchased 300,000 units in the Company's private placement on September 30, 2007 consisting of 300,000 shares of common stock and 150,000 warrants. Each warrant grants the holder the right to purchase an additional share of stock at $3.50 per share. All of these warrants remain outstanding. This shareholder also purchased 497,833 shares on the open market. On December 31, 2008 the shareholder distributed 3,144,313 shares of common stock and 70,393 of the warrants described above via in-kind distributions to shareholders of the funds managed by the shareholder.

It is believed by us that all persons named have full voting and investment power with respect to the shares indicated, unless otherwise noted in the table. Under the rules of the Securities and Exchange Commission, a person (or group of persons) is deemed to be a "beneficial owner" of a security if he or she, directly or indirectly, has or shares the power to vote or to direct the voting of such security, or the power to dispose of or to direct the disposition of such security. Accordingly, more than one person may be deemed to be a beneficial owner of the same security. A person is also deemed to be a beneficial owner of any security, which that person has the right to acquire within 60 days, such as options or warrants to purchase our common stock.

We have no knowledge of any arrangements, including any pledge by any person of our securities, the operation of which may at a subsequent date result in a change in our control.

We are not, to the best of our knowledge, directly or indirectly owned or controlled by another corporation or foreign government.

Change in Control

We are not aware of any arrangement that might result in a change in control in the future.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Reportable transactions with related parties, including named security holders, during the two years ended September 30, 2008 and 2007 are as follows.

Except as indicated herein, no officer, Director, promoter, or affiliate of Timberline has or proposes to have any direct or indirect material interest in any asset acquired or proposed to be acquired by Timberline through security holdings, contracts, options, or otherwise. In cases where we have entered into such related party transactions, we believe that we have negotiated consideration or compensation that would have been reasonable if the party or parties were not affiliated or related.

Loan Agreement with John Swallow

On March 1, 2006, the Company entered into a loan agreement with John Swallow wherein it borrowed from Mr. Swallow $400,000, repayable at 9% interest on an interest only basis. Monthly payments were $3,000, beginning on April 1, 2006. The term of the loan was from March 1, 2006 to March 1, 2007. These funds were borrowed to partially finance the May 6, 2006 acquisition of Kettle as our wholly-owned subsidiary. This loan was subsequently repaid in full during fiscal year 2007.

This loan was approved by the disinterested members of our Board. In each case, management believes that the terms and conditions of the loans from Mr. Swallow or entities that he controls are under similar terms and conditions that would be available to the Company from an unrelated third party, if such loans were actually available from an unrelated third party.

Kettle Acquisition

On March 6, 2006, Timberline Resources Corporation completed the acquisition of all of the outstanding capital stock of Kettle Drilling ("Kettle"), a privately held, Idaho corporation owned by Douglas Kettle (75%) and David Deeds (25%) (the "Sellers") for a purchase price of $2,800,000 (comprised of a cash payment of $2,400,000 and two promissory notes in the total principal amount of $400,000 issued to the Sellers, hereinafter referred to as the as the "Seller's Notes") and 5,000,000 shares of convertible preferred stock (with certain registration and redemption rights) (the "Acquisition"). In March 2007, Mr. Kettle and Mr. and Mrs. Deeds sold a total of 300,000 of the Series A Preferred Shares, which were converted to Common Shares by the purchaser, leaving a total of 4,700,000 Series A Preferred Shares outstanding. Pursuant to an agreement between Mr. Kettle and Mr. and Mrs. Deeds, Mr. Kettle later became the sole owner of all of the outstanding Series A Preferred Shares. These remaining outstanding Series A Preferred Shares were then repurchased from Mr. Kettle by the Company and a private investor on June 27, 2008. The Company repurchased and cancelled 3,525,000 Series A Preferred Shares. The remaining 1,175,000 Series A Preferred Shares that were outstanding were converted into Common Shares and transferred to a private investor. The result of this transaction is that there is now only one class of stock, the Common Shares, and no holder has any rights associated with the Series A Preferred Shares, as all Series A Preferred Shares have been cancelled.

Kettle Voting Trust Agreement

As of March 3, 2006, the Registrant, the Sellers (individually and collectively) and certain of the Registrant's shareholders (individually and collectively) entered into a voting trust agreement upon the completion of the acquisition of Kettle. The Kettle voting trust agreement was approved by the disinterested members of our Board. The voting trust agreement is no longer in effect as the Series A Preferred Shares have been cancelled after repurchase by the Company and a private investor on June 27, 2008.

Kettle Agreement and Preferred Stock Repurchase

On March 10, 2008, we entered into the Kettle Agreement with Douglas Kettle and David and Margaret Deeds providing for (i) severance arrangements relating to the resignation of Messrs. Kettle and Deeds, the President and CEO, respectively, of our subsidiary Kettle; and (ii) the repurchase by the Company of all of the Preferred Stock of Mr. Kettle and Mr. and Mrs. Deeds. The Kettle Agreement and the repurchase of the Series A Preferred Stock were approved by the disinterested members of our Board.

The primary business purpose for entering into the Kettle Agreement was to eliminate, through the repurchase of the Series A Preferred Shares, the potentially burdensome redemption provisions of the Series A Preferred Shares. Upon certain occurrences, including a failure to list on AMEX or another national securities exchange on a timely basis, a subsequent delisting from such exchange, or a failure to maintain adequate trading volume, the holder would have the right to require the Company to redeem the Series A Preferred Shares. If the Company was unable to do so, the terms of the Series A Preferred Shares provided that such failure to repurchase would be deemed an offer to sell Kettle Drilling back to the holders of the Series A Preferred Shares. The consent provisions relating to the Series A Preferred Shares and the uncertainty relating to the redemption provisions caused the Company to conclude that it was in the best interests of the Company and its shareholders to repurchase the Series A Preferred Shares.

At the time we acquired Kettle, there was a $2,000,000 portion of the purchase price that was paid by delivery of 5,000,000 shares of Series A Preferred Stock, of which 300,000 were subsequently converted and resold. The fair value of the stock was determined to be $0.40 per share because that was the approximate market price at the time the acquisition price was negotiated and the buyer and the seller agreed it was the fair value of the stock at the time of the acquisition. During the arm's length negotiations regarding the terms of the repurchase of the Series A Preferred Stock, Messrs. Kettle and Deeds offered to sell all of their Series A Preferred Shares for a total price of $10.0 million.

In connection with their resignations, we paid each of Mr. Kettle and Mr. Deeds a cash severance amount of $600,000 at the time of their resignation, and agreed to pay additional cash severance of $300,000 paid out over installments during 2008, as well as the balance of their 2007 bonuses ($135,822 each). We also transferred certain personal property to Mr. Kettle and Mr. Deeds. On March 10, 2008, Mr. Kettle entered into an agreement with Mr. and Mrs. Deeds whereby Mr. Kettle purchased all of the Series A Preferred Shares held by Mr. and Mrs. Deeds, contingent upon receiving payment from Timberline. The effect of this agreement is that Timberline and a private investor purchased all of the Series A Preferred Shares solely from Mr. Kettle for the aggregate price of $10.0 million.

 On June 27, 2008 the Company repurchased and cancelled 3,525,000 Series A Preferred Shares for $7.5 million, which funds came from a short-term $8.0 million loan entered into by the Company on June 27, 2008. The remaining 1,175,000 Series A Preferred Shares that were outstanding were converted into Common Shares and transferred to a private investor, who waived any redemption rights that might attach to the converted common stock, for $2.5 million. The result of this transaction is that there is now only one class of stock, the Common Shares, as all Series A Preferred Shares have been cancelled or converted into common stock.

Ron Guill and SMD Financing

On October 31, 2008, the Company entered into two convertible notes (as described below), one with Ron Guill, a director of the Company, and his wife, Stacey Guill, and the other with SMD, a company owned by Mr. Guill. Each of the notes was made for a principal amount of $5 million dollars for an aggregate of $10 million, and both are convertible into the Company's common stock, as described below. The Company used the proceeds of the notes to pay off the $8.0 million loan (plus any applicable interest) previously provided to the Company by Auramet Trading, LLC ("Auramet") and described in the Company's Form 8-K filed on July 3, 2008 (such loan is hereafter referred to as the "Auramet Loan") and for general working capital purposes.

The Convertible Term Note

On October 31, 2008, the Company entered into a series of agreements with SMD in connection with a $5 million loan from SMD. The loan documents included: a convertible note (the "Convertible Term Note"), a credit agreement (the "Credit Agreement"), a collateral assignment and pledge of stock and security agreement (the "Pledge Agreement"), a security agreement (the "Security Agreement") and a right of first refusal over the Company's Butte Highlands property (the "Right of First Refusal").

The Convertible Term Note has a principal amount of $5.0 million and is secured pursuant to the Security Agreement by a pledge of all of the stock of Timberline Drilling, Inc. ("TDI"), a wholly-owned Company subsidiary incorporated in Idaho, pursuant to the Pledge Agreement, the shares of which were previously pledged to Auramet but were released upon payment of the Auramet Loan on October 31, 2008, and a deed of trust to be entered into covering the Company's Butte Highlands property in Silver Bow county, Montana (the "Butte Highlands Property").

Pursuant to the terms of the Credit Agreement, the Convertible Term Note bears interest at 10% annually, compounded monthly, with interest payments due at maturity. The Convertible Term Note is convertible by SMD at any time prior to payment of the note in full, at a conversion price of $1.50 per share. SMD may also convert all or any portion of the outstanding amount under the Convertible Term Note into any equity security other than the Company's common stock issued by the Company at the issuance price. The Convertible Term Note must be repaid on or before October 31, 2010, and may be prepaid in whole or in part at any time without premium or penalty. If the Company defaults on the Convertible Term Note or any of the related agreements, SMD may declare the Convertible Term Note immediately due and payable, and the Company must pay SMD an origination fee in the amount of $50,000.

Under the Right of First Refusal, the Company granted SMD a right of first refusal to purchase the Butte Highlands Property on the same terms as those of any bona fide offer from a third-party upon 60 days' notice from the Company of any such offer. In addition, the Company granted SMD a right to develop the Butte Highlands Property on the same terms as those of any bona fide offer to develop the property from a third-party upon 60 days' notice from the Company of any such offer.

The Short-Term Convertible Note

In addition, on October 31, 2008, the Company entered into a short-term convertible note (the "Short-Term Convertible Note"), a subscription agreement (the "Subscription Agreement"), a collateral assignment and pledge of stock and security agreement (the "STN Pledge Agreement"), and a security agreement (the "STN Security Agreement") with Ron and Stacey Guill in connection with a loan for $5 million dollars. Upon approval for listing of the shares issuable under the Short-Term Convertible Note from the NYSE Alternext, the Short-Term Convertible Note was automatically converted into common stock as described below.

The Short-Term Convertible Note automatically converted into 5,555,556 shares of Company stock (valued at $0.90 per share) upon approval of the issuance of the additional shares for listing by the NYSE Alternext US LLC on December 19, 2008. Under the Subscription Agreement, Mr. and Mrs. Guill subscribed to purchase 5,555,556 shares of the Company's common stock at a price of $0.90 per share as "accredited investors" as defined under Regulation D of the Securities Act of 1933, as amended. Should the Company decide to issue and sell any equity securities or securities convertible into equity securities, the Subscription Agreement also obligates the Company to offer a pro rata share of such securities to Mr. and Mrs. Guill on the same terms and conditions as the proposed sale and issuance.

EQUITY COMPENSATION PLANS

	Number of securities to be issued upon exercise of outstanding options, warrants, and rights (a)	Weighted-average exercise price of outstanding options, warrants, and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders(1)	3,917,502 (1)		2,673,331
Equity compensation plans not approved by security holders			
TOTAL	3,917,502 (1)		2,673,331

(1) In February 2005, our Board adopted the 2005 Equity Incentive Plan which was approved by shareholders on September 23, 2005. This plan authorizes the granting of up to 750,000 non-qualified 10 year stock options to Officers, Directors and consultants. In August 2006, the Board adopted the Amended 2005 Equity Incentive Plan which was approved by shareholders on September 22, 2006. This amended plan increases the number of non-qualified 10 year stock options that are authorized to be issued to Officers, Directors and consultants to 2,750,000. On August 22, 2008, our shareholders approved a proposal for the increase in the total number of shares of common stock that may be issued pursuant to awards granted under the original 2005 Plan as previously amended. Following the increase, the plan provides for 7,000,000 shares of common stock for awards under the plan.

As to the options granted to date, there were 409,167 exercised during the year ended September 30, 2007. For the year ended September 30, 2008, no options were exercised.

PROPOSAL 2 — RATIFICATION OF
THE APPOINTMENT OF THE
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

What am I voting on?

The Audit Committee has selected DeCoria, Maichel & Teague P.S. to be the Company's Independent Registered Public Accounting Firm for the current fiscal year ending September 30, 2009.

This proposal seeks shareholder ratification of the appointment of DeCoria, Maichel & Teague P.S..

Will a representative of DeCoria, Maichel & Teague P.S. be present at the Annual Meeting?

The Company does not expect that a representative of DeCoria, Maichel & Teague P.S. will be present at the Annual Meeting.

INFORMATION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DeCoria, Maichel & Teague P.S. was the Independent Registered Public Accounting Firm for the Company in the fiscal year ended September 30, 2008.

Our financial statements have been audited by DeCoria, Maichel & Teague P.S., independent registered public accounting firm, for the years ended September 30, 2008, 2007 and 2006.

The following table sets forth information regarding the amount billed to us by our independent auditor, DeCoria, Maichel & Teague P.S. for our two fiscal years ended September 30, 2008 and 2007, respectively:

	Years Ended September 30	
	2008	**2007**
Audit Fees	$207,576	$116,768
Audit Related Fees	$3,473	$6,643
Tax Fees	$12,000	$0
All Other Fees	$0	$0
Total	$223,049	$123,411

Audit Fees

Consists of fees billed for professional services rendered for the audit of our financial statements and review of interim consolidated financial statements included in quarterly reports and services that are normally provided by the principal accountants in connection with statutory and regulatory filings or engagements.

Audit Related Fees

Consists of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our consolidated financial statements and are not reported under "Audit Fees".

Tax Fees

Consists of fees billed for professional services for tax compliance, tax advice and tax planning. These services include preparation of federal and state income tax returns.

All Other Fees

Consists of fees for product and services other than the services reported above.

Policy on Pre-Approval by Audit Committee of Services Performed by Independent Auditors

Our audit committee approves all services provided by our independent accountant.

The Board recommends a vote FOR the ratification of the appointment of the independent registered public accounting firm. All proxies executed and returned without an indication of how shares should be voted will be voted FOR the ratification of the appointment of the independent registered public accounting firm.


OTHER MATTERS


As of the date of this Proxy Statement, management does not know of any other matter that will come before the meeting.


EXHIBITS


1.	Form Proxy Card;

By Order of the Board of Directors,

Craig Crowell
Secretary

Timberline Resources Corporation
101 East Lakeside Avenue
Coeur D'Alene, Idaho 83814
January 12, 2009

Please sign and return the enclosed form of proxy promptly. If you decide to attend the meeting, you may, if you wish, revoke the proxy and vote your shares in person.

ANNUAL MEETING OF STOCKHOLDERS OF
TIMBERLINE RESOURCES CORPORATION

The undersigned appoints <u>Randal Hardy</u>, President and Chief Executive, or <u>John Swallow</u>, Executive Chairman of Timberline Resources Corporation with full power of substitution, the attorney and proxy of the undersigned, to attend the annual meeting of shareholders of Timberline Resources Corporation, to be held February 27, 2009 beginning at 2:00PM, Pacific Standard Time, at the Hampton Inn & Suites, 1500 W. Riverstone Dr., Coeur d'Alene, Idaho, 83814, and at any adjournment thereof, and to vote the stock the undersigned would be entitled to vote if personally present, on all matters set forth in the proxy statement sent to shareholders, a copy of which has been received by the undersigned, as follows:

PROXY SOLICITED BY BOARD OF DIRECTORS

<u>MAIL</u> – Sign, date and mail your proxy card
in the envelope provided as soon as possible

<u>FACSIMILE</u> - Sign, date and fax your proxy card to
Corporate Secretary at (208) 664-4860

COMPANY NUMBER	
ACCOUNT NUMBER	
CUSIP NUMBER	

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.
PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

The Board of Directors Recommends
a Vote "FOR ALL NOMINEES" in Item 1.

The Board of Directors Recommends
a Vote "FOR" Item 2.

Item 1. ELECTION OF DIRECTORS.

☐ FOR ALL NOMINEES
☐ WITHHOLD AUTHORITY
FOR ALL NOMINEES*

NOMINEES
○ Randal Hardy
○ John Swallow
○ Paul Dircksen
○ Eric Klepfer
○ Vance Thornsberry
○ Ron Guill
○ James Moore

Vote FOR an individual nominee by
filling in the appropriate circle above.

INSTRUCTION: By marking "Withhold Authority for All Nominees" your shares will not be voted FOR or AGAINST any Nominee. However, your shares will still be counted for the purposes of establishing quorum at the annual meeting.

INSTRUCTION: To withhold authority to vote for any individual nominee(s), strike through the name of the individual nominee(s).

To change the address on your account, please check this box ☐ and indicate your new address in the space below. Please note that changes to the registered name(s) on the account may not be submitted via this method.

_____
_____
_____

Item 2 RATIFICATION OF THE APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

FOR AGAINST ABSTAIN

☐   ☐   ☐

_____

If this proxy is properly executed and returned, the shares represented hereby will be voted in accordance with the votes marked hereon.

A vote to ABSTAIN will not be voted FOR or AGAINST any Item, but your shares will still be counted for the purposes of establishing a quorum at the annual meeting.

If votes are not specified on a returned proxy, a vote FOR ALL NOMINEES in Item 1 and FOR Item 2 will be voted at the annual meeting.

Cumulative voting rights are not authorized for the election of directors.

MARK HERE IF YOU PLAN TO ATTEND THE ANNUAL MEETING:
☐

PLEASE SIGN YOUR PROXY ON THE REVERSE SIDE

OUR RECORDS STATE THAT YOUR NAME AND SHAREHOLDINGS ARE AS FOLLOWS:

[PASTE LABEL HERE]

PLEASE SIGN YOUR PROXY BELOW (JOINT HOLDERS MUST BOTH SIGN):

Signature of Stockholder: _____ Date: _____

Print Name: _____

Title: _____

Signature of Stockholder: _____ Date: _____

Print Name: _____

Title: _____

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.